LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE STUART REED, ESQUIRE (of counsel)	WWW.LEGALANDCOMPLIANCE.COM
DIRECT E-MAIL: LAURANTHONYPA@AOL.COM

July 25, 2007

VIA ELECTRONIC FILING ON
EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:  Karen J. Garnett, Assistant Director

RE:  Life Exchange, Inc.
Amendment No. 2 to Form 10-SB
Filed May 29, 2007
File No. 0-52394

Dear Ms. Garnett:

We have electronically filed herewith on behalf of Life Exchange, Inc. (the “Registrant”) Amendment No. 3 to the above-referenced Registration Statement. The Amendment No. 3 is marked with (R) tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter re-sponsive to your comment letter dated June 14, 2007.

Our responses below are numbered in accordance with each numbered comments:

Item 4. Recent Sales of Unregistered Securities

1.    We note your disclosure here that the shares issued to James S. Smith were for consulting services. Please tell us whether you recorded any expense in the financial statements related to the services received. Further, tell us how you considered the guidance in paragraph 7 of SFAS 123(R) in determining the value of the services.

Response: The shares issued to Mr. Smith were erroneously listed as in exchange for consulting services. The shares were in fact issued to Mr. Smith in exchange for his shares in the predecessor company, with the other founders, as part of the share exchange. Amendment No. 3 has corrected the mistake.

We look forward to your comments on Amendment No. 3 and the fore-going responses.

Legal & Compliance, LLC

By:      /s/ Laura Anthony
      Laura Anthony, Esq.

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